United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934.

For the fiscal year ended December 31, 2020

OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934. (No fee required)

For the transition period from _________________ to _________________

Commission File Number 1-18378

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sanofi Puerto Rico Group Savings Plan
55 Corporate Drive
Bridgewater, NJ 08807-5925

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SANOFI

54, rue La Boétie
75008 Paris, France

Sanofi Puerto Rico Group

Savings Plan

Financial Statements and

Supplemental Schedule

December 31, 2020 and 2019

With Report of Independent Registered Public

Accounting Firm

Sanofi Puerto Rico Group Savings Plan

EXHIBIT

23.1	Consent of Independent Registered Public Accounting Firm

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, are omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Administrator

Sanofi Puerto Rico Group Savings Plan

Bridgewater, New Jersey

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Sanofi Puerto Rico Group Savings Plan (the “Plan”) as of December 31, 2020 and 2019, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Fischer Cunnane & Associates Ltd

Fischer Cunnane & Associates Ltd

Certified Public Accountants

We have served as the Plan’s auditor since 2013.

West Chester, Pennsylvania

June 28, 2021

Sanofi Puerto Rico Group Savings Plan

Statements of Net Assets Available for Benefits
As of December 31, 2020 and 2019

	2020	2019
ASSETS
Investments
Plan interest in the Sanofi U.S. Group Savings Master Trust (Note 3)	$28,460,429	$24,998,867
Cash – interest bearing	1,435	1,417

Total investments	28,461,864	25,000,284

Receivables
Contributions receivable from participating employees	19,283	20,747
Contributions receivable from employer	20,086	18,913
Other receivable	7,000	7,000
Notes receivable from participants	148,616	250,878

Total receivables	194,985	297,538

Total Assets	28,656,849	25,297,822

LIABILITIES
Accrued administrative expenses	8,174	7,762

Net assets available for benefits	$28,648,675	$25,290,060

The accompanying notes are an integral part of these financial statements.

Sanofi Puerto Rico Group Savings Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2020 and 2019

	2020	2019
ADDITIONS TO NET ASSETS ATTRIBUTED TO
Contributions
Employee	$291,322	$423,533
Employer	273,639	378,127
Investment income
Net investment income (loss) from Sanofi U.S. Group Savings Master Trust	3,332,931	4,452,423
Other income	18	1,417
Interest on notes receivable from participants	10,505	17,579

Total additions	3,908,415	5,273,079

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Distributions	513,814	4,787,159
Fees and administrative expenses	35,986	53,514

Total deductions	549,800	4,840,673

Increase (Decrease) in net assets available for benefits	3,358,615	432,406

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	25,290,060	24,857,654

End of year	$28,648,675	$25,290,060

The accompanying notes are an integral part of these financial statements.

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements

December 31, 2020 and 2019

1.	Description of the Plan

The following description of the Sanofi Puerto Rico Group Savings Plan (the “Plan”), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Plan Description − The Plan is a defined contribution plan that covers substantially all the employees of Sanofi Puerto Rico Inc. as they meet the prescribed eligibility requirements. All employees are eligible to participate in the Plan beginning on the first day of employment. Effective October 1, 2012, Sanofi Puerto Rico Inc. (the “Company”) assumed the sponsorship and all related obligations and responsibilities of the Plan, transferred from predecessor plan sponsor Sanofi U.S. LLC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Master Trust − Effective April 1, 2012, Sanofi U.S. LLC, Sanofi Pasteur Inc., Sanofi-Aventis Puerto Rico Inc. and T. Rowe Price Trust Company entered into an amended and restated Master Trust Agreement, and the Sanofi-Aventis U.S. Savings Master Trust was renamed the Sanofi U.S. Group Savings Master Trust (the “Master Trust”) to serve as the funding vehicle for the Plan. Accordingly, the assets of the Plan are maintained, for investment and administrative purposes only, on a commingled basis with the assets of the other plan within the employer’s parent company. The investments included within the Master Trust consist of equities, fixed income, mutual funds, common collective trusts, synthetic guaranteed investment contracts and separate account contracts. The portion of assets, net earnings, gains and/or losses, and administrative expenses allocable to each plan is based upon the relationship of the plan’s interest in the Master Trust to the total interest of all plans in the Master Trust (Note 3).

Trustee and Recordkeeper − Banco Popular is the Plan’s titular trustee (the “Trustee”). T. Rowe Price Trust Company is party to the Master Trust agreement discussed above which governs and maintains the Plan’s commingled assets. T. Rowe Price Retirement Plan Services Inc. is the Plan’s recordkeeper (Note 5).

Plan Administration − The Sanofi-Aventis U.S. Administrative Committee (the “Committee” or “Plan Administrator”), as appointed by the Sanofi-Aventis U.S. Pension Committee, is responsible for the general administration of the Plan. The Board of Directors has appointed the Trustee with the responsibility for the administration of the Master Trust Agreement and the management of the assets.

Employee Contributions – The Plan offers an auto-enrollment feature whereby a participant is automatically enrolled in the Plan to make pre-tax contributions at 6% of eligible compensation unless the participant affirmatively opts out within a 30-day period from their date of hire. In addition, the Plan adopted an automatic election escalator feature whereby participants who were automatically enrolled will have their deferral rate increased each year by 1% until their deferral rate reaches 10%, unless the participant elects out of this treatment as prescribed by the Plan document. Participants are allowed to contribute up to 75% of their eligible compensation as pre-tax contributions, and up to 10% in after-tax contributions. Contributions are subject to certain Puerto Rico Internal Revenue Code of 2011 Section 1081.01(d) limitations of $15,000 for 2020 and 2019. Employees 50 years old or older may make an additional catch-up contribution of up to $1,500 during both 2020 and 2019.

Plan participants may make a direct or indirect rollover contribution to the Plan from a former employer’s tax qualified plan. Participants can also rollover IRA distributions (excluding minimum required distributions and nondeductible contributions).

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements

December 31, 2020 and 2019

The Plan was amended effective October 1, 2018, to prohibit any further investment into the Company Stock Fund including future contributions, reallocations or transfers of existing account balances, dividends on Company Stock held in the Company Stock Fund, and loan repayments.

Employer Matching Contributions − The Company matching contribution is 150% of the pre-tax contributions for all participants, up to 6% of eligible compensation.

Participant Accounts − Each participant’s account is credited with the participants’ contributions, Company matching contributions, and Plan earnings. Participant accounts are charged with an allocation of administrative expenses and Plan losses. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Upon Plan enrollment, a participant may direct employee contributions into any of the Plan’s fund choices. Participants may change their investment choices at any time. The Company’s contributions are allocated in the same manner as that of the participants’ elective contributions.

Vesting – Effective April 1, 2012, all eligible employees hired on or before March 31, 2012 became 100% vested in their Company matching contribution account. Employees hired on or after April 1, 2012 will be 100% vested in their Company matching contribution account after two years of service. Participants are always 100% vested in their pre-tax, catch up, and after-tax contribution accounts (contributions and related earnings). Prior to April 1, 2012, employees who were participants on or before December 31, 2005 were 100% vested in their Company matching contribution account (contribution and related earnings), and employees hired on or after January 1, 2006 were 100% vested in their Company matching contribution account after three years of service.

Notes Receivable from Participants − Plan participants may borrow from $1,000 up to a maximum equal to the lesser of 50% of the value of their vested account balance or $50,000 less the highest outstanding loan balance in the preceding 12 months, subject to certain limitations described in the Plan document. Loans bear interest at a rate commensurate with the prevailing market rate, as determined by the Company. Currently, interest rates associated with participant loans range from 4.25% to 6.50%. Principal and interest are paid notably through payroll deductions generally over a term of up to five years. A participant may not have more than two loans outstanding at any point in time. Extended terms of up to 15 years are available should the loan relate to the purchase of a primary residence.

Payment of Benefits − Plan participants who leave the Company as a result of death, disability, retirement, or termination may choose one or a combination of the following distribution methods: receive the entire amount of their account balance in one lump-sum payment or receive the distribution in the form of recurring annual installments over a period of between three and fifteen years. If a participant dies, the participant’s designated beneficiary will receive the payments.

In-service withdrawals are available in certain limited circumstances, as defined by the Plan.

Forfeitures − Forfeited non-vested accounts may be used to pay the administrative expenses and/or to reduce the amount of employer contributions, which are to be paid to the Plan. At December 31, 2020 and 2019, non-vested forfeited account balances totaled approximately $30,693 and $22,502, respectively. During the years ended December 31, 2020 and 2019, no forfeitures were used to offset employer matching contributions to the Plan. During 2021, forfeitures of $24,382 were used to off-set the 2020 employer true up matching contribution to the Plan and during 2020, forfeitures of $30,274 were used to off-set the 2019 employer true up matching contribution to the Plan.

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements

December 31, 2020 and 2019

Administrative Budget − T. Rowe Price (“TRP”) provides the Plan with funding for an administrative budget of $5.00 per participant quarterly ($20.00 annually), based on the total number of participants with a balance in the Plan as of the last business day of each calendar quarter. The administrative budget shall be calculated on a quarterly basis after the end of each quarter and established as an account in the trust in accordance with directions provided by the Company. The administrative budget may be used to pay certain administrative expenses of the Plan, as directed by the Plan's named fiduciary, as defined in Section 402(a)(2) of ERISA. Any amounts credited to the administrative budget and not used in the year so credited shall be allocated as determined by the named fiduciary. For the Plan years 2020 and 2019, TRP contributed $28,000 and $31,900, respectively, to the Plan’s administrative budget account. For 2020 and 2019, the Plan used $27,936 and $29,362, respectively, of the administrative budget to off-set Plan expenses. In addition, during 2020 and 2019, $3,210 and $10,142, respectively, were allocated to participant accounts. As of December 31, 2020 and 2019, the balance of the administrative budget accounts was ($184) and $2,939, respectively. Included within the year end balances are revenue sharing contribution receivables of $7,000 for both years and amounts payable from the administrative budget account of $8,102 and $7,261, respectively.

2.	Summary of Significant Accounting Policies

Basis of Accounting − The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates − The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation − For investment and administrative purposes, the Plan’s assets are held within the custody of the Master Trust. The Plan’s investment in the Master Trust represents the Plan’s interest in the net assets of the Master Trust. The Plan’s interest in the Master Trust is stated at fair value, except for fully benefit-responsive investment contracts (“FBRICs”) which are reported at contract value, and is based on the beginning of year value of the Plan’s interest in the trust plus actual contributions and allocated investment income or loss less actual distributions and allocated administrative expenses.

The Stable Value Fund (see Note 3) is a FBRIC and is therefore measured at contract value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

Notes Receivable from Participants − Notes receivable from participants represent loans recorded at their unpaid principal balance plus accrued interest. Interest income generated on the notes receivable is recorded when earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2020 or 2019. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default based on Plan provisions, the participant loan balance is reduced and a benefit payment is recorded.

Benefit Payments − Benefits are recorded when paid.

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements

December 31, 2020 and 2019

Fees and Administrative Expenses − All external third-party expenses and internal expenses relating to the administration of the Master Trust and managing the funds established thereunder are borne by the participating plans, unless they are paid by the Company. Brokerage commissions, transfer taxes and other charges incurred in connection with the purchase and sale of securities are paid out of the funds to which such charges are attributable.

Risks and Uncertainties − The Plan provides for various investment options representing varied combinations of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets available for Benefits.

The COVID-19 pandemic has led to significant volatility in financial markets and has affected, and may continue to affect, the fair value of investments held by the Plan. The extent to which the COVID-19 pandemic will affect the Plan depends on future events and remains uncertain.

New Accounting Pronouncements – In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820) – Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, which amends certain disclosure requirements of ASC 820.  ASU 2018-13 removed the requirement to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy as well as the policy for timing of transfers between levels.  The ASU also modified the disclosure for investments in certain entities that calculate NAV to disclose the timing of liquidation of an investee’s assets and the date when restrictions from redemption might lapse only if the investee has communicated the timing to the Plan or announced the timing publicly.  It also clarified the measurement uncertainty disclosure to communicate information about the uncertainty in measurement as of the reporting date.  The guidance is effective for fiscal years beginning after December 15, 2019.  The Plan adopted the provisions of ASU 2018-13 for the year ended December 31, 2020 and retrospectively for the year ended December 31, 2019, and affected disclosures are incorporated in Note 3, Fair Value Measurements. There were no significant effects on the statements of net assets available for benefits or changes therein.

In February 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2017-06, Defined Contribution Pension Plans (Topic 962): Employee Benefit Plan Master Trust Reporting, which requires an employee benefit plan to report an interest in a master trust and the change in the value of that interest as separate line items on the statement of net assets available for benefits and the statement of changes in net assets available for benefits, respectively. In addition, a plan must disclose the master trust’s investments and other assets and liabilities, as well as the dollar amount of its interest in these balances. Entities should apply these amendments retrospectively to each period for which financial statements are presented. This guidance is effective for fiscal years beginning after December 15, 2018. The Plan adopted the provisions of ASU 2017-06 for the year ended December 31, 2019 and retrospectively for the year ended December 31, 2018. Management has updated the presentation of the financial statements and supporting footnotes (particularly footnote 3) to comply with the applicable provisions of ASU 2017-06. The adoption of the standard did not impact, other than the disclosure requirements noted above, the Plan’s statement of net assets available for benefits or statement of changes in net assets available for benefits. See Note 3 for additional information.

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements

December 31, 2020 and 2019

3.	Investment in Master Trust

The Master Trust comprises the investment assets of the Plan and the Sanofi U.S. Group Savings Plan. Certain investment assets of the Master Trust, related earnings (losses), and expenses are allocated to all the plans that participate in the Master Trust based upon the total of each individual participant’s share of the Master Trust.

At December 31, 2020 and 2019, the Plan’s interest in the Master Trust was approximately 1% of the total trust.

The following tables present the investments and other assets and liability of the Sanofi U.S. Group Savings Master Trust, and the Plan, as of December 31, 2020 and 2019:

	Sanofi U.S. Group Savings Master Trust		Sanofi Puerto Rico Group Savings Plan’s Interest in Sanofi U.S. Group Savings Master Trust
	2020	2019	2020	2019
Investments at fair value
Self-directed brokerage accounts	$140,408,643	$117,950,125	$–	$–
Common collective trust funds	6,098,468,759	5,430,912,801	22,084,527	19,445,803
Separately managed accounts:
Domestic equities	202,640,439	195,034,799	1,486,487	1,331,794
Fixed income securities	65,720,175	64,127,899	207,043	215,145
Company stock	69,633,447	83,198,331	758,442	784,891

Total investments at fair value	6,576,871,463	5,891,223,955	24,536,499	21,777,633

Investments at contract value
Stable value fund	647,331,745	528,102,809	3,923,930	3,221,234

Due from broker	–	3,654,410	–	–

Net Assets of the Master Trust	$7,224,203,208	$6,422,981,174	28,460,429	24,998,867

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements

December 31, 2020 and 2019

	Sanofi U.S. Group Savings Master Trust		Sanofi Puerto Rico Group Savings Plan’s Interest in Sanofi U.S. Group Savings Master Trust
	2020	2019	2020	2019
Net Appreciation (Depreciation) in the value of investments	$924,730,548	$1,135,897,456	$3,223,525	$4,304,874
Dividends	2,205,968	3,357,730	21,819	39,025
Interest	14,277,408	13,056,695	87,587	108,524
Net investment income (loss)	941,213,924	1,152,311,881	3,332,931	4,452,423

Net transfers	(139,991,890)	(213,264,937)	128,631	(3,998,698)

Increase (decrease) in Net Assets	801,222,034	939,046,944	3,461,562	453,725

Net Assets:
Beginning of Year	6,422,981,174	5,483,934,230	24,998,867	24,545,142
End of Year	$7,224,203,208	$6,422,981,174	$28,460,429	$24,998,867

Investment Valuation and Income Recognition – The investments of the Master Trust are reported at fair value, except for the Stable Value Fund, which is a FBRIC and is required to be reported at contract value. Purchases and sales of investments within the Master Trust are recorded on the trade-date basis (the day the order to buy or sell is executed). Interest income is recorded on the accrual basis, and dividend income is recorded on the ex-dividend date.

Fair Value Measurements – The accounting guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements

December 31, 2020 and 2019

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The valuation technique used needs to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2020 and 2019. Except for an interest bearing cash account maintained by the trustee all of the Plan’s assets are invested in the Master Trust.

Self-Directed Brokerage Accounts – These accounts consist of over-the-counter publicly traded mutual funds that are valued using quoted market prices of the underlying investments as reported in the active market in which the mutual funds are traded. They are classified within Level 1 of the valuation hierarchy.

Common Collective Trust Funds – These funds are investment vehicles consisting of target date funds, index funds, international equity and fixed income funds, and a U.S. Treasury money market trust. Units held in common collective trust funds are valued at the net asset value (“NAV”) as a practical expedient as determined by the issuer based on the current fair values of the underlying assets of the fund. Investments that use NAV as a practical expedient to measure fair value have not been classified in the fair value hierarchy in accordance with Accounting Standards Codification (“ASC”) Subtopic 820-10.

Separately Managed Accounts – These investments are individually managed investment accounts that are managed by various investment advisors. The underlying investments of the accounts include domestic equities including Company stock, corporate and governmental fixed income securities, and short-term investments. The units held of separately managed accounts are valued at the NAV, as a practical expedient, as determined by the issuers based on the current fair values of the underlying assets of the separately managed accounts, including any receivables or payables applicable to the fund. Investments that use NAV as a practical expedient to measure fair value have not been classified in the fair value hierarchy in accordance with ASC Subtopic 820-10.

Company stock held within a separately managed account is valued at the closing price reported on the active market on which the individual securities are traded. This investment is classified within Level 1 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with ASC 820 guidance, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the end of the reporting period.

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements
December 31, 2020 and 2019

The following tables set forth by level, within the fair value hierarchy, the Master Trust assets at fair value as of December 31, 2020 and 2019:

	2020
	Level 1	Level 2	Level 3	Total
Participant-directed brokerage accounts	$140,408,643	$–	$–	$140,408,643
Company stock	69,633,447	–	–	69,633,447

Total investments in the fair value hierarchy	$210,042,090	$–	$–

Investments measured at net asset value (a)				6,366,829,373

Total investments measured at fair value				$6,576,871,463

	2019
	Level 1	Level 2	Level 3	Total
Participant-directed brokerage accounts	$117,950,125	$–	$–	$117,950,125
Company Stock	83,198,331	–	–	83,198,331

Total investments in the fair value hierarchy	$201,148,456	$–	$–

Investments measured at net asset value (a)				5,690,075,499

Total investments measured at fair value				$5,891,223,955

(a)	In accordance with ASC Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the net assets available for benefits of the Master Trust.

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements
December 31, 2020 and 2019

Investments Measured at NAV – The following tables summarize investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2020 and 2019. There are no participating redemption restrictions for these investments; the redemption notice period is applicable only to the Master Trust.

December 31, 2020	Net Asset Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
US Treasury Money Market Trust(B)	$4,687,248	–	Daily	None
Sanofi U.S. Active Bond Fund (a)	137,909,245	–	Daily	None
Sanofi U.S. Bond Fund Index (b)	117,668,295	–	Daily	None
Sanofi International Stock Index(b)	88,497,526	–	Daily	None
Sanofi U.S. Active Stock Fund (a)	202,640,439	–	Daily	None
Sanofi U.S. Stock Index (b)	551,560,603	–	Daily	None
Sanofi-Aventis International Core Fund (a)	135,006,818	–	Daily	None
TRP Retirement Date Trusts (c)	5,128,859,199	–	Daily	90 days
Total Investments Measured at NAV	$6,366,829,373

December 31, 2019	Net Asset Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
US Treasury Money Market Trust(b)	$3,730,654	–	Daily	None
Sanofi U.S. Active Bond Fund(a)	122,276,377	–	Daily	None
Sanofi U.S. Bond Fund Index(b)	95,310,861	–	Daily	None
Sanofi International Stock Index(b)	86,095,684	–	Daily	None
Sanofi U.S. Active Stock Fund(a)	195,034,799	–	Daily	None
Sanofi U.S. Stock Index (b)	477,967,727	–	Daily	None
Sanofi-Aventis International Core Fund (b)	127,470,368	–	Daily	None
TRP Retirement Date Trusts (c)	4,582,189,029	–	Daily	90 days
Total Investments Measured at NAV	$5,690,075,499

(a)	This category includes separately managed accounts that are managed by investment advisors as described above and depending on the fund include domestic equities and fixed income securities as underlying securities owned by the Master Trust.

(b)	This category includes investments in common collective trust funds as described above.

(c)	This category includes investments in a blend of diversified common collective trust funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances gauged upon an expected retirement date. The funds share the common goal of growing principal in earlier years and then later preserving the principal balance closer to an expected retirement date.

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements
December 31, 2020 and 2019

Fully Benefit-Responsive investment Contracts (“FBRIC”) – The Master Trust entered into fully benefit-responsive investment contracts in the Stable Value Fund that invest primarily in investment contracts issued by high-quality insurance companies and banks as rated by T. Rowe Price Associates, Inc. These contracts meet the fully benefit-responsive contract criteria and therefore are reported at contract value. Contract value is the relevant measure for FBRICs because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. These are interest bearing contracts in which the principal and interest are guaranteed by the issuing companies. Contract value represents contributions made to the investment contracts plus earnings, less participant withdrawals and administrative expenses.

The Stable Value Fund invests in synthetic guaranteed investment contracts (“SICs”) and separate account contracts. For investments in SICs, the Master Trust owns the underlying investments, whereas for investments in the separate account contracts, the Master Trust receives title to the annuity contract, but not the direct title to the assets in the separate account. SICs and separate account contracts are generally backed by fixed income assets. The underlying investments wrapped within the SICs and separate account contracts are managed by third party fixed income managers and include securities diversified across the broad fixed income market, such as, but not limited to, corporate bonds, mortgage related securities, government bonds, asset-backed securities, cash, and cash equivalents.

SICs, backed by underlying assets, are designed to provide principal protection and accrued interest over a specified period of time through benefit-responsive wrapper contracts issued by a third party assuming that the underlying assets meet the requirements of the SIC. Separate account contracts are investment contracts invested in insurance company separate accounts established for the sole benefit of the Stable Value Fund included within the Master Trust. SICs and separate account contracts are wrapped by the financially responsible insurance company.

The issuers of the SICs and separate account contracts are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Master Trust. The fund deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified time. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise and do not permit the insurance companies to terminate the agreement prior to the scheduled maturity date. Each contract is subject to early termination penalties that may be significant.

The crediting rates for SICs and separate account contracts are periodically reset during the year and are based on the performance of the contract’s underlying assets. Interest is accrued on either a simple interest or fully compounded basis and paid either periodically or at the end of the contract term. The average crediting rate for the investment contracts was 2.15% and 2.40% for 2020 and 2019, respectively.

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements
December 31, 2020 and 2019

Certain events could limit the ability of the Master Trust to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other plan sponsor events (e.g. divestures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire interest in the fund.

The following represents the disaggregation of contract value between types of investment contracts held by the Master Trust for the FBRIC at December 31, 2020 and 2019:

	2020	2019
Stable value fund
Cash reserves common trust fund	$24,504,391	$22,308,211
Synthetic investment contracts	622,827,354	505,794,598
End of Year	$647,331,745	$528,102,809

4.	Income Tax Status

On August 25, 2014, the Plan received a determination letter from the Commonwealth of Puerto Rico’s Department of Treasury stating that the Plan, as then designed, was qualified under Sections 1165(a) and 1165(e) of the Puerto Rico Internal Revenue Code of 1994 (the “PR Code”). The Plan has been amended and restated since receiving the determination letter. However, the Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the PR Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examination for years prior to 2016.

5.	Related Party and Party-in-Interest Transactions

Certain Master Trust investments are shares of mutual funds managed by T. Rowe Price Trust Company, the trustee of the Plan. T. Rowe Price Retirement Plan Services Inc. is the recordkeeper of the Plan. Therefore, these transactions qualify as party-in-interest transactions.

The Master Trust invests in shares of the parent company, Sanofi, through the Sanofi-US ADR Fund (the “fund”); therefore, these transactions qualify as party-in-interest transactions. As of October 5, 2018, the “fund” was transitioned to individual share accounting at the direction of the Plan sponsor. As such, the figures below for the year ended December 31, 2018 represent transactions up until October 5, 2018 for the unitized fund, and from October 6, 2018 to December 31, 2018 for the individual shares held within participant accounts. Furthermore, as of October 5, 2018, participants can no longer purchase additional shares of company stock.

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements
December 31, 2020 and 2019

During the year ended December 31, 2020, the Master Trust made purchases of $-0-, sales of approximately $6,031,718, realized losses of $173,909, and dividend income of $2,183,105 earned from the investment in the Company’s common stock. The total shares and market value of the company stock held by the Master Trust at December 31, 2020 were 1,433,082 and $69,633,447, respectively. During the year ended December 31, 2019, the Master Trust made purchases of approximately $-0-, sales of approximately $7,161,305, realized gains of $317,205, and dividend income of $3,302,399 earned from the investment in the Company’s common stock. The total shares and market value of the fund held by the Master Trust at December 31, 2019 were 1,657,337 and $83,198,331, respectively.

Certain administrative fees have been paid through a revenue sharing agreement with T. Rowe Price Retirement Plan Services Inc. rather than direct payments and qualify as party-in-interest transactions.

In addition, certain Plan participants borrowed from the Plan. As of December 31, 2020 and 2019, the outstanding loans of the Plan participants were $148,616 and $250,878, respectively (refer to Note 1 for applicable interest rates). Loans to participants also qualify as party-in-interest transactions.

All of the above transactions are not considered prohibited transactions pursuant to the prohibited transaction rules of the Department of Labor and Section 408 of ERISA.

6.	Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the PR Code.

7.	Subsequent Events

Plan management has evaluated all subsequent events through June 28, 2021, the date the financial statements were issued.

No significant subsequent events were noted.

SUPPLEMENTAL SCHEDULE

Sanofi Puerto Rico Group Savings Plan

PLAN EIN: 36-4406953

PLAN NUMBER: 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2020

(a)	(b) IDENTITY OF ISSUE, BORROWER, LESSOR OR SIMILAR PARTY	(c) DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE	(d) COST	(e) CURRENT VALUE
*	Sanofi U.S. Group Savings Master Trust	Master Trust	**	$28,460,429
*	Cash	Interest bearing cash	**	1,435
*	Participant Loans	Interest Rates 4.25% - 6.50%	-0-	148,616

*	Indicates party-in-interest to the Plan
**	Cost not required for participant directed investments

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sanofi Puerto Rico Group Savings Plan

By:	/s/ Jonathan Fichter
Jonathan Fichter, for the Retirement Plan Administrative Committee, Plan Administrator

Date: June 28, 2021

EXHIBIT

Exhibit	Exhibit Number

Consent of Independent Registered Public Accounting Firm	23.1